Exhibit 1

ELBIT SYSTEMS LTD. ANNOUNCES FILING
OF AN ADDITIONAL SHELF OFFERING REPORT
IN ISRAEL

Haifa, Israel, March 27, 2012 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) (the "Company") announced, further to its announcement of March 19, 2012,  that pursuant to its Shelf Prospectus dated May 18, 2010, the Company has filed today an additional Shelf Offering Report (the "Offering Report") with the Israel Securities Authority and the Tel Aviv Stock Exchange Ltd. ("TASE").

Pursuant to the Offering Report, the Company is offering to the public, in Israel only, (the "Public Tender") new Series A Notes, up to NIS 900 million par value (approximately $241 million) (the "New Series A Notes").

The principal amount of the New Series A Notes is payable in nine (9) equal annual installments, on June 30 of each of the years 2012 through 2020, bearing a fixed annual interest rate of 4.84% per annum, payable semi-annually on June 30 and on December 30 of each of the years 2012 through 2020 (the first interest payment will be made on June 30, 2012, and the last interest payment will be made on June 30, 2020). The New Series A Notes will form a single series together with the currently outstanding Series A Notes and will not be linked (principal and interest) to any currency or index.

The Company has received early commitments from institutional investors for the purchase of 806,409 units of New Series A Notes, at a price per unit of no less than NIS 1029 (approximately $275) (each unit in the principal amount of NIS 1,000 par value) (the "Early Commitments").

As consideration for their Early Commitments, the institutional investors will receive an early commitment fee of 0.5% of the minimum price of the units of New Series A Notes for which Early Commitments were provided.

The Public Tender for the New Series A Notes is expected to be held on March 28, 2012.

The arrangers' fees and the early commitment fees in connection with the above Early Commitments as well as other expenses and commissions with respect to the offering under the Offering Report are expected to be approximately NIS 7.8 million (approximately $2.1 million).

The New Series A Notes are unsecured, do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future and contain standard terms and conditions. The New Series A Notes will be listed for trading on the TASE.

In March 2012, Midroog Ltd., an Israeli rating agency, announced that it reaffirms its "Aa1" rating (local scale) to the Company's currently outstanding Series A Notes and to the New Series A Notes to be issued by the Company under the Offering Report.

The consummation of the Public Tender and its terms are subject to market conditions. Accordingly, there is no assurance at this stage that the Public Tender will be completed.

The New Series A Notes, if issued, will not be registered under the U.S. Securities Act of 1933 as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the Shelf Prospectus, the Offering Report and any supplemental shelf offering report, if made, will be made only in Israel.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series A Notes, including any New Series A Notes.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.